Exhibit 99.1

NLS Pharmaceutics Appoints Silvia Panigone, Ph.D. As Chief Operating Officer

Switzerland/Stans, April 5, 2021 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage pharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces the appointment of Silvia Panigone, Ph.D., eMBA as Chief Operating Officer. Dr. Panigone brings to NLS over 25 years of leadership experience in the healthcare industry, founding and operating ADYA Consulting, a boutique advisory firm that provides strategic counseling, access to capital, and M&A advisory services to companies in the life sciences sector, and serving in operational and managerial roles in international pharmaceutical companies and clinical research organizations.

“Silvia’s outstanding experience in product development and strategic leadership in the life sciences industry is a natural fit for NLS as we pursue the development of Quilience® to treat narcolepsy, and establish our strategy for business development and advancement of our drug pipeline,” said Alex Zwyer, Chief Executive Officer of NLS Pharmaceutics. “Her proven ability to guide emerging biotechnology and pharmaceutical companies from their early stages of development through periods of significant growth will be instrumental as we seek to drive our corporate initiatives and build value within the Company. All of us at NLS extend a warm welcome to Silvia.”

“I am delighted to join the NLS team and to oversee the major operational activities at the Company so that we can bring our novel treatments for rare and complex CNS disorders to patients,” said Dr. Panigone. “NLS is focused on the development of therapeutics intended to satisfy unmet medical needs, and our lead product, Quilience,® has the potential to become the first treatment for narcolepsy that targets the orexin-2 receptor, the root cause of the disorder. Given the importance of this product candidate, our top priority is to obtain IND approval in the U.S. and advance Quilience into the clinic as soon as possible.”

Prior to joining NLS, Dr. Panigone was managing director of ADYA Consulting Sagl, a Swiss investment boutique in the life sciences sector operating globally and supporting companies in their corporate strategy and fundraising. She also acted as interim management in approximately one third of ADYA’s biotech and pharma clients, and has held several Board positions in private companies, helping some realize M&A exits. Dr. Panigone combines a deep understanding of both corporate finance and drug development processes and execution. Prior to ADYA, she was former Managing Director of Europe at I-Bankers Direct LLC, an equity funding web platform, as well as Advisor for I-Bankers Securities, Inc., a U.S. investment banking group with over 140 lead and co-managed offerings. She previoulsy served as Fund Manager at BSI Healthcapital, a venture capital firm focused on life sciences, and Head of Venture Investments in the Merchant division of the Swiss-based bank, EFG International. Dr. Panigone’s extensive R&D experience includes serving in operational and managerial positions at an international level in pharmaceutical companies and CROs. In Bracco SpA, she led international programs in both the preclinical and clinical stages of development with teams of regulatory, intellectual property, CMC, preclinical and clinical internal experts, external providers, and KOLs, overseeing the development program as Sponsor. She was also Global Project Manager at Quintiles Innovex Ltd., a leading global CRO, where she was responsible for managing large clinical programs conducted in the U.S., Europe and Asia. Previously, Dr. Panigone served as Senior Director at XoVenture, a global network of Life Sciences entrepreneurs and executives, Start-Up Coach for the Swiss government (Innosuisse), Board Member of University of Milan, and was a member of the European Network of Narcolepsy (EUNN). She earned a Molecular Biology degree from the University of Milan, a Ph.D. in Molecular Oncology at the National Cancer Institute and Open University, London, and an Executive MBA from SDA Bocconi School of Management, Milan.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss-based clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company’s lead product candidate, Quilience® is a proprietary controlled-release formulation of mazindol (mazindol CR), and is being developed for the treatment of narcolepsy. Mazindol is a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. NLS completed a phase 2 study in the U.S. evaluating mazindol CR in adult subjects with ADHD. The study met all primary and secondary endpoints and was well-tolerated. Quilience has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy.

Safe Harbor Statement

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses Quilience® having the potential to become the first treatment for narcolepsy that targets the orexin-2 receptor, the root cause of the disorder, as well as when it discusses its strategy and pipeline, initiatives and building value, as well as the potential benefits and approval of Quilience® . These forward-looking statements and their implications are based on the current expectations of the management of NLS only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’s products may not be approved by regulatory agencies, NLS’s technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’s process; NLS’s products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’s patents may not be sufficient; NLS’s products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ final prospectus, dated January 28, 2021, filed with the SEC, which is available on the SEC’s website, www.sec.gov.

Corporate Contact

Alex Zwyer, CEO: +41 41 618 80 00

Investor Relations Contact

David Moskowitz: +1 202-280-0888

www.nlspharma.com